

ZURICH
FINANCIAL SERVICES





BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference RR/jp
Date 01/18/2006

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich Insurance Ireland Limited opens branches in France, Sweden and Finland"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department



Raffaella Russi



Enclosures

File No. 82-5089

News Release

RECEIVED
2006 JAN 23 A 11:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ZURICH
FINANCIAL SERVICES

Zurich Insurance Ireland Limited opens branches in France, Sweden and Finland

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, January 17, 2006 – Zurich Financial Services Group (Zurich) announced today that Zurich Insurance Ireland Limited (ZIIL), an EU-wide risk carrier for Zurich Global Corporate business, has opened branches in France, Sweden and Finland in addition to its UK branch, which was established in May of 2005.

This is another important step toward expanding ZIIL's branch network that serves corporate business in the EU. The new structure is aligned with Zurich's strategy to create a more efficient and effective organization through a centrally coordinated and therefore more efficient capital management approach. ZIIL specializes in offering insurance cover for cross-border risks and related services to European corporate customers.

The expansion also reflects Zurich's commitment to grow its share of the European corporate business and enhance its General Insurance products and services offering to the corporate market through its Paris, Stockholm and Helsinki based offices.

Geoff Riddell, Chief Executive Officer of Zurich Global Corporate, said, "This move sends a positive signal that we are serious about our commitment to growing our business in Europe and enhancing our product offering to our customers."


ZURICH
FINANCIAL SERVICES

With headquarters based in Dublin, Ireland, ZIIL holds an A+/Negative rating by Standard & Poor's and is also the fifth largest general insurer in the Irish market.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.